UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02017791

NO ACT
P.E 2-12-02
8-53403

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

February 14, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	February 14, 2002

Mr. Michael E. Stupay
Senior Managing Director
Integrated Management Solutions
39 Broadway, Suite 1601
New York, NY 10006-3003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Stupay:

We have received your letter dated February 12, 2002, in which you request, on behalf of Navigant Consulting Energy Capital, LLC (the "Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 19, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on December 19, 2001, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002, must cover the entire period from December 19, 2001, the effective date of the Firm's registration with the Commission.

CRGH

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Mr. Marc S. Voltz, NASD Regulation, Inc.

INTEGRATED MANAGEMENT SOLUTIONS
39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: E-Mail:
801.751.8257 mstupay@intman.com

February 12, 2002

Mark Attar Esq.
Securities and Exchange Commission

VIA E-Mail attarm@sec.gov
Re: SEC File number 8-53403

Dear Mark,

On behalf of our client, Navigant Consulting Energy Capital LLC ("Navigant"), we hereby request an exemption from filing audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the year ending December 31, 2001. Navigant became registered as a broker-dealer on December 19, 2001 as a result of its joining the National Association of Securities Dealers, Inc. on that date.

Accordingly, Navigant prefers to have incorporated into its December 31, 2002 audited financial statements, the period from the date of its membership in the National Association of Securities Dealers, Inc. through December 31, 2002, in lieu of filing separate financial statements for the period ending December 31, 2001.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me directly.

Very truly yours,

Michael E. Stupay
Senior Managing Director

MES:ab
attar naco exempt.doc